**NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM ANY INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.**

# DEED OF TRUST, SECURITY AGREEMENT AND ASSIGNMENT OF RENTS

| | | |
|---|---|---|
| THE STATE OF TEXAS | § | |
| | § | KNOW ALL MEN BY THESE PRESENTS: |
| COUNTY OF DALLAS | § | |

THAT **HARTMAN WESTWAY ONE, LLC, a Texas limited liability company** (hereinafter referred to as "Grantor"), whose mailing address is 2909 Hillcroft, Suite 420, Houston, Texas 77057, in consideration of the sum of Ten ($10.00) Dollars to Grantor in hand paid, the receipt and sufficiency of which is hereby acknowledged, and in further consideration of the uses, purposes and trusts herein set forth and declared, have Granted, Bargained and Sold, and by these presents do hereby Grant, Bargain, Sell and Convey unto **James L. Hedrick, Trustee** (hereinafter referred to as "Trustee"), in trust, whose mailing address is Potter Minton, Attn: James L. Hedrick, Plaza Tower, Suite 500, 110 N. College, Tyler, Texas 75702, all of the property described in paragraphs A, B and C, immediately following, to-wit:

A. Fee simple title to all of the real property described on Exhibit "A" attached hereto and made a part hereof located in the **City of Irving, Dallas County, Texas** (the "Land"); the easements and other rights and benefits appurtenant to the Land; all buildings and other improvements now or hereafter situated on the Land (the "Improvements"); all of Grantor's right, title and interest in and to all other rights, privileges and benefits appurtenant to the Land or the Improvements, whether now existing or hereafter arising.

B. All of Grantor's right, title and interest in and to all goods, fixtures, equipment, inventory, supplies and other tangible personal property of any kind in which Grantor now has, or at any time hereafter acquires, an ownership interest, including without limitation, those that are now, or at any time hereafter, situated in, on or about the Land or Improvements (or used in connection with the Land or Improvements), including, but not limited to, all heating, lighting, refrigeration, mechanical, plumbing, ventilating, incinerating, water-heating, cooking, communication, fire suppression, electrical, and air-conditioning fixtures and equipment, and all appliances, furniture, furnishings, artwork, engines, machinery, elevators, pumps, motors, compressors, boilers, condensing units, cooling towers, doors, windows, window screens, window treatments, wall coverings, sprinklers, hoses, tools, supplies, speakers, electrical wiring, floor coverings, signs and all replacements and substitutions thereof and all additions thereto. All of the property described or referred to in this paragraph B being hereinafter sometimes called "Accessories".

C. All of Grantor's right, title and interest in and to all other assets of every kind and character of Grantor (whether now owned or hereafter acquired, and whether tangible or intangible) (i) that are used in connection with the Land, the Improvements and/or the Accessories, including, without limitation all licenses, permits, warranties, contracts, leases, management agreements and other

agreements, and all other rights and benefits of any kind associated with the Land, the Improvements or the Accessories, and (ii) including, without limitation, all other goods, inventory, equipment, investment property, instruments, chattel paper, documents and letter of credit rights, accounts, deposit accounts, fixtures and supporting obligations (each as defined in Title 1, Chapter 9 of the Texas Business and Commerce Code), and (iii) including, without limitation, all tangible and intangible assets purchased by Grantor and described in one or more deeds, bills of sale and other instruments of assignment and transfer in favor of Grantor and dated on or about the same date as this Deed of Trust, Security Agreement and Assignment of Rents (the "Purchased Assets").

All property and interests described or referred to in paragraphs A, B, and C preceding is sometimes hereinafter referred to collectively as the "Mortgaged Property." The liens and security interests granted herein are purchase money liens and security interests with respect to the Purchased Assets.

TO HAVE AND TO HOLD the Mortgaged Property, together with all and singular the rights, hereditaments and appurtenances in anywise appertaining or belonging thereto, unto Trustee, and his successors or substitutes in this trust, and his and their assigns, in trust, and for the uses and purposes hereinafter set further, forever.

Grantor, for Grantor and Grantor's successors, hereby agrees to warrant and forever defend, all and singular, the Mortgaged Property unto Trustee, and his successors or substitutes in this trust, and to his and their assigns, forever, against every person whomsoever lawfully claiming or to claim the same or any part thereof, subject only to the Permitted Encumbrances. As used herein, the term "Grantor's successors" means each and all of the successors, assigns, executors, heirs, administrators and legal representatives of Grantor. As used herein, the term "Permitted Encumbrances" means (a) the easements and other matters listed on Exhibit "B" attached hereto and made a part hereof, (b) the liens and security interests in favor of Mortgagee created by the Loan Documents, (c) any other exceptions to title permitted under the Loan Documents (hereinafter defined), and (d) any other matters that are expressly approved in writing by Mortgagee.

Grantor hereby grants to the Mortgagee hereinafter named, and to the successors and assigns of Mortgagee, a first and superior lien and security interest in the Mortgaged Property, and each and every part thereof, subject to the Permitted Encumbrances, and in all proceeds from the sale, lease or other disposition thereof and in all sums, proceeds, funds and reserves described or referred to in Sections 5.7, 5.8 and 5.9 hereof; provided, however, that the grant of a security interest in proceeds shall not be deemed to authorize any action otherwise prohibited herein. **Mortgagee's mailing address is P. O. Box 1079, Tyler, Texas 75710.**

ARTICLE I

The Obligation

Section 1.1    This Deed of Trust (as used herein, the expression "this Deed of Trust" shall mean this Deed of Trust, Security Agreement and Assignment of Rents), and all rights, titles, interests, liens, security interests, powers and privileges created hereby or arising by virtue hereof, are given to secure payment and performance of the following indebtedness, obligations and liabilities:

(a) the indebtedness evidenced by a **Promissory Note executed by Grantor, as Maker, payable to the order of Southside Bank (hereinbefore and hereinafter referred to as "Mortgagee") in Tyler, Smith County, Texas, dated June 1, 2016, in the principal face amount of $10,819,000.00, maturing on June 1,**

2019, bearing interest as therein specified, containing an attorney's fee clause, interest, and principal being payable as therein specified (the "Note"), including, without limitation, any future advances under the Note;

(b) *(Intentionally Omitted)*;

(c) all other indebtedness, obligations and liabilities of Grantor to Mortgagee arising pursuant to the provisions of this Deed of Trust, the other Loan Documents or otherwise;

(d) *(Intentionally Omitted)*; and

(e) any and all renewals, extensions, modifications or restatements of all or any part of the indebtedness, obligations and liabilities described or referred to in Subsections 1.1(a), 1.1(b), 1.1(c) and 1.1(d) preceding.

The word "Obligation", as used herein, shall mean all of the indebtedness, obligations and liabilities described or referred to in the foregoing Subsections 1.1(a), 1.1(b), 1.1(c), 1.1(d) and 1.1(e).

The word "Holder", as used herein, shall mean the holder or holders of the Obligation at the time in question.

The words "Loan Agreement" means the Loan Agreement of even date herewith by and between Grantor and Southside Bank, as same may hereafter be modified, amended or restated.

The words "Loan Documents" means all documents evidencing or securing payment of the Obligation, or any part thereof, as same may be executed, modified, amended or restated from time to time.


ARTICLE II
Certain Representations, Warranties and Covenants of Grantor

Section 2.1    Grantor represents and warrants that: (a) Grantor has the power and authority to execute and deliver this Deed of Trust and to perform its obligation hereunder; and (b) the statements contained in this Deed of Trust concerning Grantor's mailing address are true and correct.

Section 2.2    Grantor, for Grantor and Grantor's successors, covenants and agrees to: (a) subject to Grantor's right to contest the same as provided in the Loan Agreement, pay or cause to be paid, before delinquent, all taxes and assessments of every character in respect of the Mortgaged Property, or any part thereof, and from time to time, upon request of Holder, to furnish to Holder evidence satisfactory to Holder of the timely payment of such taxes and assessments; (b) maintain insurance with respect to the Mortgaged Property as provided in the Loan Agreement; (c) cause all property insurance so carried to name Holder as mortgagee (and cause all such insurance proceeds to be payable to Holder), to stipulate that same can be cancelled after no less than fifteen (15) days written notice to Holder, and to deliver copies the policies of insurance or certificates thereof to Holder; (d) pay, or cause to be paid, all premiums for such insurance when due, and furnish to Holder satisfactory proof of the timely making of such payments and to deliver all renewal policies to Holder at least fifteen (15) days before the expiration date of each expiring policy; (e) comply, in all material respects, with all valid governmental laws, ordinances and regulations applicable to the Mortgaged Property and its ownership, use and operation, including without limitation, all laws now or hereafter in effect pertaining to health, hygiene, the environment or environmental conditions on, under, or about the Land, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 USC §9601, et seq, the Resource Conservation and Recovery Act, 42 USC §6901, et seq, the Clean Water Act, 33 USC § 1251, et seq, the Clean Air Act, 42 USC §7401, et seq, the Federal Water Pollution Control Act, 33 USC §1251, et seq, and any similar state laws or ordinances, including without limitation, the Texas Water Code §26.001, et seq, the Texas Solid Waste Disposal Act, Texas Health and Safety Code §361.001, et seq, and Regulations, Rules, Guidelines and Standards promulgated pursuant to such laws, statutes and regulations, as amended from time to time, and to comply, in all material respects, with all, and not violate in any material respect, any easements, restrictions, agreements, covenants, and conditions with respect to or affecting the Mortgaged Property, or any part thereof; (f) at all times maintain, preserve and keep the Mortgaged Property in the condition required in the Loan Agreement; (g) promptly pay all bills for labor and materials incurred in connection with the Mortgaged Property as provided in the Loan Agreement (subject to the contest rights set forth in the Loan Agreement); (h) at any time and from time to time, upon reasonable written request by Holder, forthwith, execute and deliver to Holder any and all reasonable additional instruments and further assurances, and do all other acts and things as may be necessary or proper, in the exercise of Holder's reasonable opinion, to effect the intent of these presents, more fully evidence and perfect the rights, titles, liens and security interests herein created or intended to be created and protect the rights, remedies, powers and privileges of Holder hereunder (provided, however, any documents, instruments or assurances provided or performed by Grantor pursuant to this Section 2.2(h) shall not expand or alter Grantor's obligations or liabilities or limit or reduce Grantor's right or benefits under the Loan Documents); (i) to the extent of Grantor's authority, not to authorize any termination or any material amendment or modification of any easements appurtenant to the Land, without Holder's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; (j) continuously maintain Grantor's existence and its right to do business in Texas; (k) not, without the prior written consent of Holder (which consent may be withheld with or without cause), sell, trade, transfer, assign, exchange or otherwise dispose of any material interest in the Mortgaged Property, or any material part thereof, except for disposition of items of the tangible Accessories which have become obsolete or worn beyond practical use or which are replaced by an article of equal or better suitability and value (notwithstanding the foregoing, Grantor shall be permitted, without Mortgagee's prior written consent, to remove any obsolete Accessories that do not constitute a material portion of the Collateral without replacing the same); (l) pay and perform all of the Obligations in accordance with the terms thereof, or when the maturity thereof may be accelerated in accordance with the terms thereof; (m) (*Intentionally Omitted*); (n) (*Intentionally Omitted*); (o) at any time any law shall be enacted imposing or authorizing the imposition of any tax upon this Deed of Trust, or upon any rights, titles, liens or security interests created hereby, or upon the Obligation, or any part thereof, promptly pay all such taxes; (p) at any time and from time to time (but not more than once in any 12-month period unless a Default then exists), furnish promptly, upon written request, a written statement or affidavit, in such form as shall be reasonably satisfactory to Holder, stating the unpaid balance of the Obligation and that to Grantor's knowledge there are not offsets or defenses against full payment of the Obligation and the terms hereof, or, if there are any such offsets and defenses, specifying them; (q) (*Intentionally Omitted*); (r) punctually and properly perform all of Grantor's covenants, duties and liabilities under any other security agreement, mortgage, deed of trust, collateral, pledge agreement, loan agreement or assignment of any kind now or hereafter existing as security for or in connection with payment of the Obligation, or any part thereof (each such being herein called "other security instrument"); and (s) allow Holder, upon reasonable prior notice and during normal business hours and subject to the rights of Tenants under Leases, to inspect the Mortgaged Property and all records relating thereto or to the Obligation, and to make and take away copies of such records.

<u>Section 2.3</u>    TEXAS FINANCE CODE SECTION 307.052 COLLATERAL PROTECTION NOTICE: (A) GRANTOR IS REQUIRED TO: (i) KEEP THE LAND INSURED AGAINST DAMAGE IN THE AMOUNT HOLDER SPECIFIES; (ii) PURCHASE THE INSURANCE FROM AN INSURER THAT IS AUTHORIZED TO DO BUSINESS IN THE STATE OF TEXAS OR AN ELIGIBLE SURPLUS LINES INSURER; AND (iii) NAME HOLDER AS THE PERSON TO BE PAID UNDER THE POLICY IN THE EVENT OF A LOSS; (B) GRANTOR MUST, IF REQUIRED BY HOLDER, DELIVER TO HOLDER A COPY OF THE POLICY AND PROOF OF THE PAYMENT OF PREMIUMS, AND (C) IF GRANTOR FAILS TO MEET ANY REQUIREMENT LISTED IN PARAGRAPH (A) OR (B), HOLDER MAY OBTAIN COLLATERAL PROTECTION INSURANCE ON BEHALF OF GRANTOR AT GRANTOR'S EXPENSE.


ARTICLE III

Respecting Defaults and Remedies of Holder


<u>Section 3.1</u>    The term "<u>Default</u>", as used herein, shall mean a Default as defined in the Loan Agreement.

<u>Section 3.2</u>    Upon the occurrence and during the continuation of a Default, Holder may, at its option, do any one or more of the following:

(a)    If the Default is based on Grantor's failure to keep or perform any covenant whatsoever contained in this Deed of Trust, Holder may, but shall not be obligated to any person to do so, perform or attempt to perform said covenant, and any payment made or expense incurred in the performance or attempted performance of any such covenants shall be a part of the Obligation, and Grantor promises upon written demand, to pay to Holder, at the place where the Note is payable, or at such other place as Holder may direct by written notice, all sums so advanced or paid by Holder, with interest at the rate equal to the lesser of (i) the Maximum Rate (as defined in the Note), and (ii) ten (10%) percent per annum from the date when paid or incurred by Holder. No such payment by Holder shall constitute a waiver of any Default. In addition to the liens and security interest hereof, Holder shall be subrogated to all rights, titles, liens and security interests securing the payment of any debt, claim, tax or assessment for the payment of which Holder may make an advance, or which Holder may pay.

(b)    Holder may, without notice, demand or presentment, all of which are hereby waived by Grantor and all other parties obligated in any manner whatsoever on the Obligation, declare the entire unpaid balance of the Obligation immediately due and payable, and upon such declaration the entire unpaid balance of the Obligation shall be immediately due and payable.

(c)    Holder may request Trustee to proceed with foreclosure, and in such event Trustee is hereby authorized and empowered, and it shall be his special duty, upon such request of the Holder, to sell the Mortgaged Property, or any part thereof, in accordance with the applicable provisions of Section 51.002, et. seq. of the Texas Property Code. Any sale of any part of the Mortgaged Property located in the State of Texas shall be made in the county in which such Mortgaged Property is situated. Where any part of the Mortgaged Property located in the State of Texas is situated in more than one county, then notice as herein provided shall be given in both or all of such counties, and such notice shall designate the county where the Mortgaged Property will be sold. Notice of such proposed sale shall be given as required by the applicable provisions of the Texas Property Code as then in effect. The Affidavit of any person having knowledge of the facts to the effect that such service was completed shall be prima facie evidence of the fact of service. Sale of the Mortgaged Property shall be "AS IS" with a special warranty of title binding Grantor, and without representation or warranty, express or implied, by Trustee. Sale of a part of the Mortgaged Property shall not exhaust the power of sale, but sales may be made from time to time until the Obligation is paid and performed in full. It shall not be necessary to have present or to exhibit at any such sale any of the Accessories. In addition to the rights and powers of the sale granted under the preceding provisions of this Subsection 3.2(c), if Default is made in the payment of any installment of the Obligation, Holder, at its option, at once or at any time thereafter while any matured installment remains unpaid, without declaring the entire Obligation to be due and payable, may orally or in writing direct Trustee to enforce this Trust and to sell the Mortgaged Property subject to such un-matured indebtedness and the liens and security interests securing its payment, in the same manner, on the same terms, at the same place and time and after having given notice in the same manner, all as provided in the preceding provisions of this Subsection 3.2(c). After such sale, Trustee shall make due conveyance to the purchaser or purchasers. Sales made without maturing the Obligation may be made hereunder whenever there is a default in the payment of any installment of the Obligation without exhausting the power of sale granted hereby, and without affecting in any way the power of sale granted under this Section 3.2(c), the un-matured balance of the Obligation (except as to any proceeds of any sale which Holder may apply as prepayment of the Obligation) or the liens and security interest securing payment of the Obligation. It is intended by each of the foregoing provisions of this Subsection 3.2(c) that Trustee may, after any request or direction by Holder, sell, not only the Land but also, the Accessories and other interests constituting a part of the Mortgaged Property, or any part thereof, along with the Land, or any part thereof, all as a unit and a part of a single sale, of may sell any part of the Mortgaged Property separately from the remainder of the Mortgaged Property. It is agreed that, in any deed or deeds given by Trustee, any and all statements of fact or other recitals therein made as to the identity of the Holder, or as to the occurrence or existence of any Default, or as to the acceleration of the maturity of the Obligation, or as to the request to sell, notice of sale, time, place, terms and manner of sale, and receipt, distribution and application of the money realized therefrom, or as to the due and proper appointment of a substitute trustee, and, without being limited by the foregoing, as to any other act or thing having been duly done by Holder or by Trustee, shall be taken by all courts of law and equity as prima facie evidence that the said statements or recitals of fact are without further question to be so accepted, and Grantor does hereby ratify and confirm any and all acts that Trustee may lawfully do by virtue hereof. In the event of the resignation or death of Trustee, or his removal from his county of residence or inability, for any reason, to make any such sale or to perform any of the trusts herein declared, or at the option of Holder, without cause, then Holder may appoint, in writing, a substitute trustee, who shall thereupon succeed to all the estates, titles, rights, powers and trusts herein granted to and vested in Trustee. If Holder is an entity, such appointment may be made on behalf of such Holder by any person who is then an authorized officer of agent of Holder. In the event of the resignation or death of any such substitute trustee, or his failure, refusal or inability to make any such sale or perform such trusts, or at the option of Holder, without cause, successive substitute trustees may thereafter, from time to time, be appointed in the same manner. Wherever herein the word "Trustee" is used, the same shall mean the person who is the duly appointed trustee or substitute trustee hereunder at the time in question.

(d)     Holder may, or Trustee may upon written request of Holder, proceed by suit or suits, at law or in equity, to enforce the payment and performance of the Obligation in accordance with the terms hereof and of the Note (subject to any provisions of the Note limiting the liability of the maker of the Note) or other instruments evidencing it, to foreclose the liens, security interests and this Deed of Trust as against all or any part of the Mortgaged Property, and to have all or any part of the Mortgaged Property sold under the judgment or decree of a court of competent jurisdiction.

(e)     Holder, as a matter of right and without regard to the sufficiency of the security, and without any showing of insolvency, fraud or mismanagement on the part of Grantor, and without the necessity of filing any judicial or other proceeding, other than the proceeding for appointment of a receiver or receivers of the Mortgaged Property, or any part thereof, shall take control of all receipts of the Mortgaged Property, and of the income, rents, issues and profits thereof.

(f)     Holder may enter upon the Land, take possession of the Mortgaged Property and remove the Accessories, or any part thereof, with or without judicial process, and, in connection therewith, without any responsibility or liability on the part of Holder, take possession of any property located on or in the Mortgaged Property which is not a part of the Mortgaged Property and hold or store such property at Grantor's expense.

(g)     Holder may require Grantor to assemble the tangible Accessories, or any part thereof, and make them available to Holder at a place to be designated by Holder which is reasonably convenient to Grantor and Holder.

(h)     After notification, if any, hereafter provided in this Subsection 3.2(h), Holder may sell, lease or otherwise dispose of, at the office of Holder, or on the Land, or elsewhere, as chosen by Holder, all or any part of the Accessories or other personal property, in their then condition, and each Sale (as used herein, the term "Sale" means any such sale, lease or other disposition made pursuant to this Subsection 3.2(h)) may be as a unit or in parcels, by public or private proceedings, and by way of one or more contracts, and, at any Sale, it shall not be necessary to exhibit the property sold, or part thereof. The Sale of any part of the Accessories or other personal property shall not exhaust Holder's power of sale, but Sales may be made from time to time until the Obligation is paid and performed in full. Reasonable notification of the time and place of any public Sale pursuant to this Subsection 3.2(h) or reasonable notification of the time of any private Sale made pursuant to this Subsection 3.2(h), shall be sent to Grantor and to any other person entitled under the Uniform Commercial Code of the State of Texas ("Code") to notice; provided that if the Accessories or other personal property, or part thereof, being sold are perishable, or threaten to decline speedily in value, or are of a type customarily sold on a recognized market, Holder may sell, lease or otherwise dispose of such items, or part thereof, being sold, leased or otherwise disposed of without notification, advertisement or other notice of any kind. It is agreed that notice sent or given not less than twenty (20) days prior to the taking of the action to which the notice relates, is reasonable notification and notice for the purposes of this Subsection 3.2(h). Notwithstanding the foregoing, the Accessories and other personal property included in the Mortgaged Property may be sold with the Land pursuant to the applicable provisions of Section 51.002, et. seq. of the Texas Property Code and Section 9.604 of the Texas Business and Commerce Code.

(i)     Holder may surrender the insurance policies maintained pursuant to Section 2.2(b) hereof, or any part thereof, and receive and apply the unearned premiums as a credit on the Obligation, and, in connection therewith, Grantor hereby appoints Holder as the agent and attorney-in-fact for Grantor to collect such premiums.

(j)     Holder may retain the Accessories and/or other personal property included in the Mortgaged Property in satisfaction of the Obligation whenever the circumstances are such that Holder is entitled to do so under the Code.

(k)     Holder may buy the Mortgaged Property, or any part thereof, at public Sale or judicial sale.

(l)     Holder may buy the Accessories or other personal property, or any part thereof, at any private Sale if they are a type customarily sold in a recognized market or are a type which is the subject of widely distributed standard price quotations.

(m)     Holder shall have and may exercise any and all other rights and remedies which Holder may have at law or in equity, or by virtue of any other security instrument, or under the Code, or under the other Loan Documents, or otherwise.

(n)     Holder may apply the reserves, if any, required by Section 5.9 hereof, toward payment of the Obligation.

Section 3.3     If Holder is the purchaser of the Mortgaged Property, or any part thereof, at any Sale thereof, whether such Sale be under the power of sale hereinabove vested in Trustee, or upon any other foreclosure of the liens and security interests hereof, or otherwise, Holder shall, upon any such purchase, acquire good title (subject only to the Permitted Encumbrances) to the Mortgaged Property so purchased, free of the liens and security interests.

Section 3.4     Should any part of the Mortgaged Property come into the possession of Holder during a Default, Holder may use or operate the Mortgaged Property for the purpose of preserving it or its value, pursuant to the order of a court of appropriate jurisdiction, or in accordance with any other rights held by Holder in respect of the Mortgaged Property. Grantor covenants to promptly reimburse and pay to Holder, at the place where the Note is payable, or at such other place as may be designated by Holder in writing, the amount of all reasonable expenses (including the cost of any insurance, taxes or other charges) incurred by Holder during a Default in connection with its custody, preservation, use or operation of the Mortgaged Property, together with interest thereon from the date incurred by Holder at the rate equal to the lesser of (i) the Maximum Rate (as defined in the Note), and (ii) ten (10%) percent per annum, and all such expenses, cost, taxes, interest and other charges shall be a part of the Obligation. It is agreed, however, that the risk of accidental loss or damage to the Mortgaged Property is on Grantor, and Holder shall have no liability whatsoever for decline in value of the Mortgaged Property, or for failure to determine whether any insurance ever in force is adequate as to amount or as to the risks insured.

Section 3.5     In case the liens or security interests hereof shall be foreclosed by Trustee's sale, or by other judicial or non-judicial action, the purchaser at any such Sale shall receive, as an incident to his ownership, immediate possession of the property purchased, and if Grantor or Grantor's successors shall hold possession of said property, or any part thereof, subsequent to foreclosure, Grantor and Grantor's successors shall be considered as tenants at sufferance of the purchaser at foreclosure sale, and anyone occupying the property (excluding those occupying the property pursuant to a lease, license or other occupancy agreement that is permitted by the Loan Documents), after demand made for possession thereof shall be guilty of forcible detainer and shall be subject to eviction and removal, forcible or otherwise, with or without process of law, and all damages by reason thereof are hereby expressly waived.

Section 3.6    The proceeds from any Sale, lease of other disposition made pursuant to this Article III, or the proceeds from surrendering any insurance policies pursuant to Subsection 3.2(i) hereof, or any Rental collected by Holder pursuant to Article IV hereof, or the reserves required by Section 5.9 hereof, or sums received pursuant to Section 5.7 hereof, or proceeds from insurance which Holder elects to apply to the Obligation pursuant to Section 5.8 hereof, shall be applied by Trustee, or by Holder, as the case may be, as follows: First, to the payment of all expenses of advertising, selling and conveying the Mortgaged Property, or part thereof, including reasonable attorneys' fees; second, to interest on the Obligation; third, to principal on the matured portion of the Obligation; fourth, to prepayment of the un-matured portion, if any, of the Obligation (applied to installments of principal in inverse order of maturity); and fifth, the balance, if any, remaining after the full and final payment and performance of the Obligation, to Grantor.

Section 3.7    In the event a foreclosure hereunder should be commenced by Trustee in accordance with Subsection 3.2(c) hereof, Holder may at any time before the Sale direct Trustee to abandon the Sale, and may then institute suit for the collection of the Note (subject to any provisions of the Note limiting the liability of the maker of the Note), and for the foreclosure of the liens and security interest hereof. If Holder should institute a suit for the collection of the Note, and for a foreclosure of the liens and security interests hereof, it may at any time before the entry of a final judgment in said suit dismiss the same, and require Trustee to sell the Mortgaged Property, or any part thereof, in accordance with the provisions of this Deed of Trust.

Section 3.8    TRUSTEE WILL NOT BE LIABLE FOR ANY ERROR OF JUDGMENT OR ACT DONE BY TRUSTEE IN GOOD FAITH, OR BE OTHERWISE RESPONSIBLE OR ACCOUNTABLE UNDER ANY CIRCUMSTANCES WHATSOEVER (INCLUDING THE TRUSTEE'S NEGLIGENCE AND/OR STRICT LIABILITY), EXCEPT FOR TRUSTEE'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. Trustee will have the right to rely on any instrument, document or signature authorizing or supporting any action taken or proposed to be taken by it hereunder, believed by it in good faith to be genuine. All moneys received by Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated in any manner from any other moneys (except to the extent required by law), and Trustee will be under no liability for interest on any moneys received by it hereunder. GRANTOR SHALL REIMBURSE TRUSTEE FOR, AND INDEMNIFY AND SAVE IT HARMLESS AGAINST, ANY AND ALL LIABILITY AND EXPENSES (INCLUDING REASONABLE ATTORNEYS' FEES AND EXPENSES) WHICH MAY BE INCURRED BY IT IN THE PERFORMANCE OF ITS DUTIES HEREUNDER (INCLUDING ANY LIABILITY AND EXPENSES RESULTING FROM TRUSTEE'S OWN NEGLIGENCE AND/OR STRICT LIABILITY), EXCEPT FOR TRUSTEE'S GROSS NEGLIGENCE AND/OR WILLFUL MISCONDUCT. The foregoing indemnity will not terminate upon release, foreclosure or other termination of this Deed of Trust.

ARTICLE IV
Leases and Rental

Section 4.1    As used in this Deed of Trust: (a) "Lease" means any lease, sublease or other agreement under the terms of which any person other than Grantor has or acquires any right to occupy or use the Land or Improvements, or any part thereof, or interest therein; (b) "Lessee" means the lessee, sublessee, tenant or other person having the right to occupy or use a part of the Land or Improvements under a Lease; and (c) "Rental" means the rents, additional rents, royalties and other consideration payable by the Lessee under the terms of a Lease, and any other revenues generated from the Land or Improvements.

Section 4.2    Grantor covenants and agrees to: (a) if a Default occurs and continues beyond any applicable cured period, upon written demand by Holder, assign to Holder, by separate instrument in form and substance reasonably satisfactory to Holder and Grantor, any or all Leases, or the Rental payable thereunder, including but not limited to, any Lease which is now in existence or which may be executed after the date hereof; (b) pay to Holder, as a prepayment of principal on the Note, all Rental paid by any Lessee for more than three months in advance; (c) comply with the terms and provisions of each Lease; (d) except as otherwise provided in the Loan Agreement, not amend, modify, extend or renew any Lease on other than market terms; (e) not assign, transfer or mortgage any Lease other than to Holder; (f) not assign, transfer, pledge or mortgage any Rental other than to Holder; (g) not waive, excuse, release or condone any nonperformance of any covenants of any Lessee, except in the ordinary course of business and consistent with prudent business practices; (h) promptly give to Holder duplicate notice of each written notice of default by each Lessee provided to Grantor; and (i) use commercially reasonably efforts to promptly furnish to Holder such estoppel certificates and/or attornment agreements (signed by Lessees) as Holder may reasonably request from time to time (but not more than once in any 12-month period unless a Default then exists).

Section 4.3    Notwithstanding anything to the contrary contained herein, Holder is entitled to all of the rights and remedies of an assignee set forth in Chapter 64 of the Texas Property Code, the Texas Assignment of Rents Act ("TARA"). This Deed of Trust shall constitute and serve as a security instrument under TARA. Holder shall have the ability to exercise its rights related to the Leases and Rental, in Holder's sole discretion and without prejudice to any other remedy available, as provided in this Deed of Trust and/or as otherwise allowed by applicable law, including, without litigation, TARA.

ARTICLE V
Miscellaneous

Section 5.1    If the Note (including any renewals, modifications and restatements thereof) and all other amounts due and payable by Grantor under the Loan Documents is paid in full; if there exists no Default; and if Holder has no obligation to make any future loan advances or extend any additional credit under any of the Loan Documents, then this conveyance shall become null and void and be released at Grantor's request and expense. Otherwise, this Deed of Trust shall remain in full force and effect, and no release hereof shall impair Grantor's covenants, warranties and indemnities contained herein with respect to matters first arising or occurring prior to such release, all of which shall survive any release of this Deed of Trust.

Section 5.2    As used in this Article V, "Rights" means rights, remedies, powers and privileges, and "Liens" means titles, interests, liens and security interests. All Rights and Liens herein, or by law or in equity provided, or provided in any other security instrument and shall not be deemed to deprive Holder or Trustee of any such other legal or equitable Rights and Liens by judicial proceedings, or otherwise, appropriate to enforce the conditions, covenants and terms of this Deed of Trust, the Note and other security instruments, and the employment of any Rights hereunder, or otherwise, shall not prevent the concurrent or subsequent employment of any other appropriate Rights.

Section 5.3    Any and all covenants in this Deed of Trust may from time to time, by instrument in writing signed by Holder and delivered to Grantor, be waived to such extent and in such manner as Holder may desire, but no such waiver shall ever affect or impair Holder's Rights or Liens hereunder, except to the extent so specifically stated in such written instrument. Impossibility, impracticability or force majeure shall not excuse the performance of any covenant of Grantor.

Section 5.4    Any provision herein, or in any Note or any other document executed in connection herewith, to the contrary notwithstanding, no Holder shall in any event be entitled to receive or collect, nor shall or may the amounts received hereunder be credited, so that Holder shall be paid, as interest, a sum greater than the maximum amount permitted by the laws of the State of Texas to be charged to the person, firm or corporation primarily obligated to pay the Obligation at the time in question. If any construction of this Deed of Trust or the Note, or any and all other papers, indicates a different right given to Holder to ask for, demand or receive any larger sum, as interest, such is a mistake in calculation or wording, which this clause shall override and control, and proper adjustment shall automatically be made accordingly.

Section 5.5    In the event Grantor or any of Grantor's successors conveys its interest in the Mortgaged Property, or any part thereof, to any other party, Holder may, without notice to Grantor or Grantor's successors, deal with any owner of any part of the Mortgaged Property with reference to this Deed of Trust and the Obligation, either by way of foreclosure on the part of Holder, or extension of time of payment of the Obligation, or release of all or any part of the Mortgaged Property, or any other property securing payment of the Obligation, without in any way modifying or affecting Holder's Rights and Liens hereunder or the liability of Grantor or any other party liable for payment of the Obligation, in whole or in part.

Section 5.6    Grantor hereby waives all rights of marshaling in event of any foreclosure of the liens and security interests hereby created.  **Grantor also waives all rights, claims and defenses under Sections 51.003 and 51.004 of the Texas Property Code.**

Section 5.7    Holder shall be entitled to receive any and all sums that may be awarded or become payable to Grantor for the condemnation of the Mortgaged Property, or any part thereof, for public or quasi-public use, or by virtue of private sale in lieu thereof, and any sums which may be awarded or become payable to Grantor for damages caused by public works or construction on or near the Mortgaged Property, and Holder shall apply such proceeds in the order and in the manner as set forth in Section 3.6 hereof. Provided, however, in the event that proceeds from any condemnation equal $250,000 or less and provided there exists no continuing Default then, notwithstanding any provision contained herein to the contrary, such proceeds shall be deposited in a construction account with Holder to be used by Grantor for restoration of the Mortgaged Property. All such sums are hereby assigned to Holder, and Grantor shall, upon request of Holder, make, execute, acknowledge and deliver any and all additional assignments and documents as may be necessary from time to time to enable Holder to collect and receipt for any such sums. Holder shall not be, under any circumstances, liable or responsible for failure to collect, or exercise diligence in the collection of, any of such sums.    Provided, however, notwithstanding anything to the contrary herein, if there shall occur any condemnation of a part of the Mortgaged Property in excess of $250,000, but not exceeding $1,000,000, and (i) if Holder is reasonably satisfied that after restoration has been completed (and a reasonable re-leasing period, not to exceed 180 days, has occurred), the net cash flow of the Mortgaged Property will be sufficient to cover all costs and operating expenses of the Mortgaged Property, including payments due and any reserves required under the Loan Documents, and (ii) if no Default exists, the Holder shall make available to Grantor for such restoration of the Mortgaged Property, the proceeds of condemnation, if any, collected by Holder and not restricted by any adverse claim thereto; said proceeds to be disbursed by Holder in accordance with Holder's customary terms, conditions and procedures for the advancement of funds for construction, including, without limitation, such lien waivers, inspections, receipts and other documentation as Holder may reasonably require.

Section 5.8    Holder may collect the proceeds of any and all insurance that may become payable with respect to the Mortgaged Property and shall apply such proceeds in the order and in the manner as set forth in Section 3.6 hereof, provided that Holder may deduct therefrom any reasonably third-party expenses incurred in connection with the collection or handling of such proceeds, it being understood that Holder shall not be, under any circumstances, liable or responsible for failure to collect, or exercise diligence in the collection of, any of such proceeds.    Provided, however, in the event proceeds from any casualty equal $250,000 or less and provided there exists no continuing Default, then, notwithstanding any provision contained herein to the contrary, such proceeds shall be deposited in a construction account with Holder to be used by Grantor for restoration. Provided, however, notwithstanding anything to the contrary herein, if there shall occur any insured damage to the Mortgaged Property or any part thereof in excess of $250,000, but not exceeding $1,000,000, and (i) if Holder is reasonably satisfied that after restoration has been completed (and a reasonable re-leasing period, not to exceed 180 days, has occurred), the net cash flow of the Mortgaged Property will be sufficient to cover all costs and operating expenses of the Mortgaged Property, including payments due and any reserves required under the Loan Documents, and (ii) if no Default exists, then Holder shall make available to Grantor for restoration of the Mortgaged Property, the proceeds of insurance, if any, collected by Holder because of such loss and not restricted by any adverse claim thereto; said proceeds to be disbursed by Holder in accordance with Holder's customary terms, conditions and procedures for the advancement of funds for construction, including, without limitation, such lien waivers, inspections, receipts and other documentation as Holder may reasonably require.

Section 5.9    Upon the occurrence and during the continuation of a Default, at the request of Holder, Grantor shall create a fund or reserve for the payment of all insurance premiums, taxes and assessments against the Mortgaged Property by paying to Holder contemporaneously with each installment of principal and/or interest on the Note a sum equal to the premiums that will next become due and payable on the hazard insurance policies covering the Mortgaged Property, or any part thereof, plus taxes and assessments next due on the Mortgaged Property, or any part thereof, as estimated by Holder, less all sums paid previously to Holder therefor, divided by the number of months to elapse before one month prior to the date when such premiums, taxes and assessments will become delinquent, with such sums to be held by Holder without interest, for the purposes of paying such premiums, taxes and assessments. Transfer of legal title to the Mortgaged Property shall automatically transfer title in all sums deposited under the provisions of this Section 5.9.

Section 5.10    It is understood and agreed that the proceeds of any Note, to the extent the same are utilized to renew or extend any indebtedness or take up any outstanding Liens against the Mortgaged Property, or any portion thereof, have been advanced by Holder at Grantor's request and upon Grantor's representation that such amounts are due and payable. Holder shall be subrogated to any and all Rights and Liens owned or claimed by any owner or holder of said outstanding Rights and Liens, however remote, regardless of whether said Rights and Liens are acquired by assignment or are released by the Holder thereof upon payment.

Section 5.11    Any notice required or permitted to be given under this Deed of Trust or under the other Loan Documents shall be in writing and either shall be mailed by certified mail, postage prepaid, return receipt requested, or sent by overnight courier service.  All such communications shall be mailed, sent or delivered, addressed to the party for whom it is intended at its address set forth in this Deed of Trust. Any communication so addressed and mailed shall be deemed to be given on the date when actually delivered to the address of the intended addressee (whether or not delivery is accepted). Any party may designate a change of address by written notice to the other by giving at least ten (10) days prior written notice of such change of address.

Section 5.12   If the Rights and Liens created by this Deed of Trust shall be invalid or unenforceable as to any part of the Obligation, the unsecured portion of the Obligation shall be completely paid prior to the payment of the remaining and secured portion of the Obligation, and all payments made on the Obligation shall be considered to have been paid on and applied first to the complete payment of the unsecured portion of the Obligation.

Section 5.13   This Deed of Trust is binding upon Grantor and Grantor's successors, and shall inure to the benefit of Holder, and its successors and assigns, and the provisions hereof shall likewise be covenants running with the Land. The duties, covenants, conditions, obligations and warranties of Grantor in this Deed of Trust shall be joint and several obligations of Grantor and Grantor's successors.

Section 5.14   This Deed of Trust is also a security agreement and financing statement.

Section 5.15   To the extent that this Deed of Trust secures all contemporaneous and future advances made under the Note, and to the extent that money is advanced to make improvements to the Land or any part thereof, this Deed of Trust is a construction mortgage within the meaning of Section 9.334 of the Texas Business and Commerce Code.

Section 5.16   Grantor expressly acknowledges a vendor's lien on the Mortgaged Property as security for that portion of the Obligation that represents money advanced by Mortgagee to pay the purchase price of the Mortgaged Property. This Deed of Trust does not waive the vendor's lien, and the vendor's lien and the lien created by the Deed of Trust shall be cumulative. Holder may elect to enforce either of the liens without waiving the other, or Holder may enforce both liens.

Section 5.17   NOTICE – THE DEBT SECURED HEREBY IS SUBJECT TO ACCELERATION OF MATURITY IN THE EVENT OF SALE OR CONVEYANCE OF THE LAND OR ANY PART THEREOF.

*(End of Page---Signature and Acknowledgement of Grantor Follow on Next Page)*

*(Deed of Trust – Signature Page)*

EXECUTED AND DELIVERED to be effective as of the 2‍7 day of May , 2016.

GRANTOR:

HARTMAN WESTWAY ONE, LLC, a Texas limited liability company, acting by and through its sole manager, Hartman Income REIT Management, Inc.

By: _____

Allen R. Hartman, sole Director and President

STATE OF TEXAS         §
                            §
COUNTY OF HARRIS      §

    This instrument was acknowledged before me on May 27, 2016, by Allen R. Hartman, in the capacity stated.



MARK TOROK
NOTARY PUBLIC-STATE OF TEXAS
COMM. EXP. 02-18-2019
NOTARY ID 125964535



Notary Public, State of Texas

AFTER RECORDING RETURN TO:
Southside Bank
Attn: Julie Brown
P. O. Box 1079
Tyler, Texas 75710

{A17/04114/0077/W1395083.1 }

## EXHIBIT "A"

## (Legal Description – Land)

Being a tract of land situated in the Samuel T. Brown Survey, Abstract No. 50 and the International and Great Northern Railroad Company Survey, Abstract 1624, City of Irving, Dallas County, Texas, and being all of Lot 1, Block 1 of Olympus Park, an addition to the City of Irving recorded in Volume 2001124, Page 58 of the Deed Records of Dallas County, Texas.

## EXHIBIT "B"

### (Permitted Encumbrances)

1. Restrictive covenants recorded in Volume 88119, Page 2195 and Volume 98138, Page 6100 and Volume 2000058, Page 827, Deed Records of Dallas County, Texas.

2. Right of tenants in possession, as tenants only, under unrecorded lease agreements.

3. The following according to the plat thereof recorded in Volume 2001124, Page 58, Map Records of Dallas County, Texas, as shown on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016:

   a. Twenty foot utility easement;

   b. Twenty five foot drainage easement; and

   c. Ten foot TXU easement, expanding to 15 feet at terminus.

4. Easement(s) and rights incidental thereto, as granted to the City of Irving in document recorded July 7, 1999 in Volume 99132, Page 3123, Deed Records of Dallas County, Texas and shown on plat recorded in Volume 2001124, Page 58, Map Records of Dallas County, Texas, as shown on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

5. Easement(s) and rights incidental thereto, as granted to the City of Irving in document recorded October 13, 1999 in Volume 99200, Page 7016, Deed Records of Dallas County, Texas and shown on plat recorded in Volume 2001124, Page 58, Map Records of Dallas County, Texas, as shown on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

6. Easement(s) and rights incidental thereto, as granted to the City of Irving in document recorded July 7, 1999 in Volume 99132, Page 3192, Deed Records of Dallas County, Texas and shown on plat recorded in Volume 2001124, Page 58, Map Records of Dallas County, Texas, as shown on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

7. Easement(s) and rights incidental thereto, as granted to the City of Irving in document recorded on October 16, 2000 in Volume 2000201, Page 2866, Deed Records of Dallas County, Texas, as shown on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

8. Matters contained in Private Fire Line Service Agreement executed by the City of Irving and OWW One, LLC, dated October 3, 2000 and recorded on December 4, 2000 in Volume 2000235, Page 3090, Deed Records of Dallas County, Texas and refiled in Volume 2000247, Page 18, Deed Records of Dallas County, Texas, as noted on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

9.     Unrecorded lease disclosed in Memorandum of Lease executed by OWW One, LLC and Lennar Homes of Texas Land Construction, Ltd., recorded on November 17, 2003 in Volume 2003228, Page 1664, Deed Records of Dallas County, Texas, as noted on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

10.     Avigation Release as shown on plat recorded in Volume 2001124, Page 58, Map Records of Dallas County, Texas, noted on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

11.     Assessments, charges and liens as set forth in the document entitled Declaration/by-laws, recorded on March 23, 2000 in Volume 2000058, Page 827, Deed Records, Dallas County, Texas, noted on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

12.     Encroachment/protrusion of canopy and walk into TXU and drainage easement, as shown on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.

13.     Encroachment/protrusion of brick columns, as shown on Survey prepared by J. Andy Dobbs, R.P.L.S. No. 6196, dated May 3, 2016.